                           UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                    Vendalux Corporation
                 ------------------------------
                       (Name Of Issuer)

                         Common Stock
                 ------------------------------
                 (Title of Class of Securities)

                          922605 10 0
                        --------------
                        (CUSIP Number)

Jeff Holmes, 600 Highway 50 Pinewild at Marla Bay, Unit 101 Zephyr Cove,
      Nevada 89448 (775) 588-2708
----------------------------------------------------------------------
(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)

                          July 29, 1999
       -------------------------------------------------------
       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the Following Box if a fee is being paid with the statement [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 922605 10 0

1.  Name of Reporting Person: Jeff Holmes

    S.S. or I.R.S. Identification No. of Above Person:

2.  Check the Appropriate Box if a Member of a Group:  NA

3.  SEC Use Only

4.  Source of Funds:  PF

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): NA

6.  Citizenship or Place of Organization:  United States

7.  Sole Voting Power: 1,366,033

8.  Shared Voting Power: -0-

9.  Sole Dispositive Power: 1,366,033

10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially owned by Each Reporting Person: 1,366,033

12.  Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:
NA

13. Percent of Class Represented by Amount in Row (11): At June 2, 2003, the 1,366,033 shares would represent 44.4% of the issued and outstanding shares.

14.  Type of Reporting Person:  IN

Item 1.  Security and Issuer:

           This statement relates to shares of Common Stock of Vendalux Corporation (the "Issuer") whose address is 8800 North Gainey Center Drive, Suite 256, Scottsdale, Arizona 85258.

Item 2.  Identity and Background:
     (a)     The individual filing this statement is Jeff Holmes;

     (b) Mr. Holmes's business address is 600 Highway 50 Pinewild at Marla Bay, Unit 101 Zephyr Cove, Nevada 89448;

     (c)     Mr. Holmes is not an officer or director of the Company;

     (d) Mr. Holmes has not been convicted in a criminal proceeding within the last five years;

     (e) Mr. Holmes has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws; and

     (f)     Mr. Holmes is a citizen of the United States.

Item 3.  Source and Amount of Funds or other Consideration:

      All funds used in the purchase of the shares of common stock of the Issuer were personal funds of Mr. Holmes. Mr. Holmes has made various purchases of shares of the Company with the his last purchase being 900,000 shares in January 2003 for a purchase price of $3,750.

Item 4.  Purpose of Transaction:

     The securities were purchased for investment purposes only. Mr. Holmes acquired 900,000 shares of the Issuer on January 15, 2003. The purchase price of the 900,000 shares was $3,750. Mr. Holmes may acquire additional securities of the Issuer if he feels they are a good investment at the time or may sell his securities in the Issuer if he feels the sale is a good investment decision. Mr. Holmes will assist the Company in the development of a business or business plan. Presently, the Company has no operations.

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Holmes has no present intention of acquiring additional shares of the Issuer. All shares were acquired for investment purposes with the last shares acquired in an effort to provide the Issuer with enough cash to hire accountants, pay existing obligations and bring the Issuer current in its reporting obligations.

     (b)     Mr. Holmes has sole power to vote all of his shares.

     (c) During the past 60 days, Mr. Holmes has not sold any shares of the Issuer.

     (d) Mr. Holmes has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock held by Mr. Holmes.

     (e)     Mr. Holmes is still a five percent shareholder.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Holmes is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Materials to be filed as Exhibits.

   None

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2003

     /s/
--------------------
Jeff Holmes